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                               April 18, 2024

       Chris Showalter
       Chief Executive Officer
       Lifezone Metals Limited
       Commerce House
       1 Bowring Road
       Ramsey, Isle of Man, IM8 2LQ

                                                        Re: Lifezone Metals
Limited
                                                            Post-Effective
Amendment No.2 to Form F-1
                                                            Filed April 1, 2024
                                                            File No. 333-272865

       Dear Chris Showalter:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.



       Post-Effective Amendment No.2 to Form F-1 filed April 1, 2024

       Registration Statement Cover Page, page 0

   1. You list an agent for service located outside of the United States. Instead, please provide an agent for
service with a United States address.



               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chris Showalter
Lifezone Metals Limited
April 18, 2024
Page 2

       Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314
with any questions.



                                                           Sincerely,
FirstName LastNameChris Showalter
                                                            Division of
Corporation Finance
Comapany NameLifezone Metals Limited
                                                            Office of Energy &
Transportation
April 18, 2024 Page 2
cc:       Carol Stubblefield, Esq., of Baker & McKenzie LLP
FirstName LastName